Exhibit 99.5

GALAPAGOS

Naamloze Vennootschap / Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

RPR / RLE (Antwerp, division Mechelen) 0466.460.429

Op 20 november 2015 bedraagt het totaal aantal aandelen en stemrechten van Galapagos NV
39.012.842

On 20 November 2015, the total number of shares and voting rights of Galapagos NV amounts to
39,012,842